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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
    (Pursuant to Section 13 (e) (1) of the Securities Exchange Act of 1934)

                               G&L REALTY CORP.
                               (Name of issuer)

                               G&L REALTY CORP.
                     (Name of Person(s) Filing Statements)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)

                                   361271109
                     (CUSIP Number of Class of Securities)

                            George I. Nagler, Esq.
                 Vice President, General Counsel and Secretary
                               G&L Realty Corp.
                             439 N. Bedford Drive
                           Beverly Hills, CA  90210
                                (310) 273-9930

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                                  COPIES TO:
                           Frederick B. McLane, Esq.
                            O'Melveny & Myers, LLP
                             400 South Hope Street
                            Los Angeles, CA  90071
                                (213) 430-6000

                                October 1, 1999
    (Date tender offer first published, sent or given to security holders)

                           CALCULATION OF FILING FEE

     TRANSACTION VALUATION*                               AMOUNT OF FILING FEE*

            $10,500,000                                           $2,100

*Calculated solely for the purpose of determining the filing fee, based upon the purchase of 1,000,000 shares at the offer price of $10.50 per share. The filing fee was calculated at the rate of 1/50/th/ of 1% of the Transaction Value.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  N/A             Filing Party:  N/A

          Form or Registration No.:  N/A           Date Filed:  N/A

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Item 1.   Security and Issuer

(a) The name of the issuer is G&L Realty Corp., a Maryland corporation, which has its principal executive office at 439 N. Bedford Drive, Beverly Hills, CA 90210.

(b) This statement relates to a tender offer by the Company to purchase 1,000,000 shares (or such lesser number of shares as are validly tendered) of its common stock, $0.01 par value per share (the "Shares") at a price of $10.50 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2), respectively. The information set forth in the "Introduction" and in "Section 1. Number of Shares; Proration," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and "Section 15. Extension of the Offer; Termination; Amendments" of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the "Introduction" and "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

(d)  Not applicable.

Item 2.   Source and Amount of Funds or Other Consideration.

(a) - (b) The information set forth in "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

(a) - (j) The information set forth in the "Introduction" and "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," "Section 9. Background and Purpose of the Offer," and "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

Item 4.   Interest in Securities of the Issuer.

The information set forth in "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and Appendix A of the Offer to Purchase is incorporated herein by reference.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

The information set forth in the "Introduction," "Section 8. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares," and "Section 11. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 6.   Persons Retained, Employed or to be Compensated.

The information set forth in "Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 7.   Financial Information.

(a) - (b) The information set forth in Section 10 of the Offer to Purchase, the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1999 is incorporated herein by reference.

Item 8.   Additional Information.

(a) The information set forth in "Section 8. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in "Section 13. Certain Legal Matters; Regulatory Approvals" of the Offer to

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     Purchase is incorporated herein by reference.

(c) The information set forth in "Section 12. Effects of the Offer on the Market for Shares; Registration under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

(d)  Not Applicable.

(e) The information set forth in the Offer to Purchase and related Letter of Transmittal is incorporated in its entirety herein by reference.

Item 9.   Material to be Filed as Exhibits.

(a)  (1) Offer to Purchase, dated October 1, 1999.
     (2) Letter of Transmittal.
     (3) Notice of Guaranteed Delivery.
     (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
     (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
     (6) Letter to Stockholders of the Company, dated October 1, 1999, from Daniel M. Gottlieb, Chief Executive Officer and Co-Chairman of the Board of Directors of the Company, and Steven D. Lebowitz, President and Co-Chairman of the Board of Directors of the Company.
     (7) Press Release dated September 27, 1999 of the Company.
     (8) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b) (1) GMAC Commercial Mortgage Corporation Mortgage Loan Commitment, dated August 30, 1999.
     (2) Credit Agreement between G&L Realty Partnership, L.P. and First Professional Bank, N.A. for a $1,500,000 Credit Line.

(c)  Not Applicable.

(d)  Not Applicable.

(e)  Not Applicable.

(f)  Not Applicable.


                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

G&L REALTY CORP.

By: /s/ Daniel M. Gottlieb                      By: /s/ Steven D. Lebowitz
------------------------------------------      --------------------------------
Daniel M. Gottlieb                              Steven D. Lebowitz
Chief Executive Officer and                     President and Co-Chairman of the
Co-Chairman of the Board of Directors           Board of Directors

Dated:  October 1, 1999

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